[Letterhead of Sutherland Asbill & Brennan LLP]

April 28, 2011

VIA EDGAR

Mr. Kevin Rupert

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	TICC Capital Corp.

Preliminary Proxy Materials on Schedule 14A filed April 14, 2011

File No. 814-00638

Dear Mr. Rupert:

On behalf of TICC Capital Corp. (the “Company”), set forth below is the Company’s response to the oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company with respect to the Company’s preliminary proxy materials on Schedule 14A (File No. 814-00638), filed with the Commission on April 14, 2011 (the “Proxy Materials”). The Staff’s comments are set forth below and are followed by the Company’s responses. In addition, accompanying this correspondence are proposed revisions to the disclosure contained in the Proxy Materials reflecting the Staff’s comments.

Proposal III – Approval to Authorize the Company to Issue Convertible Securities

1.	Please explain why the proposal to issue convertible securities is not required to be approved by a “majority of the outstanding voting securities” within the meaning of Section 2(a)(42) under the Investment Company Act of 1940, as amended.

The Company advises the Staff on a supplemental basis that it intends to seek stockholder approval of the proposal to issue convertible securities in accordance with the requirements of Section 61(a)(3)(A)(iv) under the Investment Company Act of 1940, as amended (the “1940 Act”), which the Company believes only requires that the proposal be “authorized by the shareholders” of the Company. In particular, the language of

Mr. Kevin Rupert

April 28, 2011

Section 61(a)(3)(A)(iv) does not include a reference to any specific voting requirement under the 1940 Act.

2.	Please revise the disclosure under “Conditions to Issuance” to clarify, if true, that the anti-dilution protections, if implemented, would be designed to ensure the equitable treatment of the holders of conversion rights relative to current holders of the Company’s outstanding common stock.

The Company has revised the above-referenced disclosure in response to the Staff’s comment.

3.	Please revise the disclosure under “Conditions to Issuance” to confirm that stockholder approval of the Company’s proposal to authorize the issuance of convertible securities would not permit the Company to issue senior securities, including debt and preferred stock, in excess of the limits imposed under the 1940 Act.

The Company has revised the above-referenced disclosure in response to the Staff’s comment.

Proposal IV – Approval of New Investment Advisory Agreement

4.	Please revise the disclosure under “Summary of Current and New Advisory Agreements” to discuss the Company’s intention with respect to accrual of capital gains incentive fees.

The Company has revised the above-referenced disclosure in response to the Staff’s comment.

5.	Please revise the disclosure under “Board of Directors Consideration of the New Advisory Agreement” to discuss in greater detail the Board of Director’s consideration of economies of scale as the Company’s assets grow in its evaluation of the New Advisory Agreement.

The Company has revised the above-referenced disclosure in response to the Staff’s comment.

General

6.	Please provide the required Tandy representations to the Staff.

Pursuant to the Staff’s request, in connection with the Staff’s review of the Company’s preliminary proxy statement on Schedule 14A (File No. 814-00638) filed on April 14, 2011, the Company hereby acknowledges that:

Mr. Kevin Rupert

April 28, 2011

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	should the Commission or the Staff clear comments on the filing, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff in advising the Company that it has cleared comments on the filing does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*         *         *

If you have any questions or additional comments concerning the foregoing, please contact John J. Mahon at (202) 383-0515 or the undersigned at (202) 383-0176.

Sincerely,

/s/ Steven B. Boehm

Steven B. Boehm

If this proposal is approved, any issuances of warrants, options or rights to subscribe to, convert to or purchase shares of the Company’s common stock would be made in accordance with Section 61(a)(3) of the 1940 Act, pursuant to which the Company would be permitted to issue securities that may be converted into or exercised for shares of our common stock at a conversion or exercise price per share not less than our current market price at the date such securities are issued. This conversion or exercise price may, however, be less than our NAV per share (i) at the date such securities are issued or (ii) at the date such securities are converted into or exercised for shares of our common stock.

Background and Reasons

The Company’s management and the Board of Directors have determined that it would be advantageous to the Company to have the ability to issue warrants, options or rights to subscribe to, convert to or purchase common stock, which may include convertible preferred stock and convertible debentures, in connection with the financing and capital raising activities of the Company. In this regard, the debt and equity capital markets in the United States continue to be severely impacted by recent significant write-offs in the financial services sector relating to sub-prime mortgages and the repricing of credit risk in the broadly syndicated loan market, among other reasons. These events, along with the deterioration of the housing market, have led to continuing general negative economic conditions, which continue to impact the broader capital and credit markets and to reduce the availability of debt and equity capital for the market as a whole and financial firms in particular. In the past, we were able to readily access the capital and credit markets to finance our investment activities. However, due to the continued uncertainty in the debt and equity markets, we are concerned that debt or equity capital may not be available to us on favorable terms, or at all. As a result, our ability to issue warrants, options or rights to subscribe to, convert to, or purchase shares of the Company’s common stock, which may include convertible preferred stock and convertible debentures, may be an effective way for us to raise capital in the current environment.

The Company has no immediate plans to issue any such warrants, options or rights. However, in order to provide flexibility for future issuances, which typically must be undertaken quickly, the Board of Directors has approved and is seeking stockholder approval of this proposal to issue warrants, options or rights to subscribe to, convert to or purchase shares of common stock either accompanied by or not accompanied by other securities of the Company. The final terms of any warrants, options or rights (subject to the requirements noted in Section 61 of the 1940 Act), including exercise/conversion price, term and exercise/conversion requirements would be determined by the Board of Directors at the time of issuance. Also, the nature and amount of consideration that would be received by the Company at the time of issuance and the use of any such consideration will be considered and approved by the Board of Directors at the time of issuance. You should be aware that the authority sought under this proposal has no expiration.

Conditions to Issuance

If the Company’s stockholders approve this proposal, it will only be able to issue warrants or securities to subscribe for or convert into shares of its common stock pursuant to such stockholder approval so long as the issuance of such securities meets the following conditions:

(i) the exercise or conversion feature of the warrants, options or rights must expire within 10 years of issuance;

(ii) the exercise or conversion price for the warrants, options or rights must not be less than the current market value of the common stock at the date of the issuance of the warrants, options or rights; and

(iii) a majority of the Company’s directors who are not “interested persons” of the Company as defined in the 1940 Act shall have approved each individual issuance of warrants, options or rights and determined that each such issuance is in the best interests of the Company and its stockholders.

In addition, if such securities are accompanied by other securities when issued, the securities cannot be separately transferable unless no class of such securities and the other securities that accompany them has been publicly distributed. In addition, we will remain subject to the limitations on the issuance of senior securities imposed under the 1940 Act with respect to any debt securities, preferred stock or other senior securities we may issue that contain conversion rights in accordance with this proposal.

Prior to the time of issuance, the Board of Directors may determine to issue warrants or securities to subscribe for or convert into shares of the Company’s common stock in a registered public offering or in a private placement either with or without an obligation to seek to register the resale of our common stock resulting from such issuance at the request of the holders. The Board of Directors may also determine to use an underwriter or placement agent to assist in selling such securities if it concludes that doing so would assist in marketing such securities on favorable terms. Any such sale would be anticipated to result in a potential increase in the number of outstanding shares of the Company’s common stock. However, Section 61(a) of the 1940 Act limits the number of warrants, options or rights to subscribe to, convert to, or purchase the Company’s common stock that can be issued pursuant to this proposal. Specifically, the amount of voting securities that would result from the exercise or conversion of all of the Company’s warrants, options or rights to subscribe to, convert to, or purchase the Company’s common stock at the time of issuance shall not exceed 25% of the Company’s outstanding voting securities.

In addition, it is possible that the Board of Directors will authorize the issuance of warrants or securities to subscribe for or convert into shares of the Company’s common stock that contain anti-dilution protections, to the extent permissible under the 1940 Act, and that, as a result of such anti-dilution protections, the price at which such securities may be exercisable for or convertible into shares of the Company’s common stock may be adjusted to a price less than the current market value per share of the Company’s common stock or the net asset value per share of the Company’s common stock at the time of such adjustment or at the time of their issuance. Such anti-dilution protections, if granted, would be designed to ensure the equitable treatment of the holders of such warrants or securities to subscribe for or convert into shares of the Company’s common stock by providing for an adjustment in the number of shares that may be received thereon in the event the total number of outstanding shares of the Company’s common stock increases as a result of a forward stock split, stock dividend or similar corporate event.

Key Stockholder Considerations

Before voting on this proposal or giving proxies with regard to this matter, stockholders should consider the potentially dilutive effect of the issuance of warrants, options or rights to subscribe to, convert to, or purchase shares of the Company’s common stock and the expenses associated with such issuances on the NAV per outstanding share of the Company’s common stock. Because the exercise or conversion price per share at the time of exercise or conversion could be less than the net asset value per share of our common stock at the time of exercise or conversion, and because we would incur expenses in connection with any such issuance of warrants or convertible debt, such exercise or conversion could result in a dilution of net asset value per share of our common stock at the time of such exercise. Any exercise of warrants or securities to subscribe for or convert into shares of the Company’s common stock at an exercise or conversion price that is below NAV at the time of such exercise or conversion, would result in an immediate dilution to existing common stockholders. This dilution would include reduction in NAV as a result of the proportionately greater decrease in a stockholder’s interest in the earnings and assets of the Company and voting interest in the Company than the increase in the assets of the Company resulting from such issuance.

The Company cannot state precisely the amount of any such dilution because it does not know at this time what number of shares of common stock would be issuable upon exercise or conversion of any such securities that are ultimately issued. Because the exercise or conversion price per share could be less than NAV at the time of exercise or conversion (including through the operation of anti-dilution protections) and because the Company would incur expenses in connection with any issuance of such securities, such issuance could result in a dilution of NAV at the time of exercise or conversion. The amount of any decrease in NAV is not predictable because it is not known at this time what the exercise or conversion price and NAV will be at the time of exercise or conversion or what number or amount (if any) of such securities will be issued. Such dilution, however, could be substantial.

This proposal does not limit the Company’s ability to issue securities to subscribe for or convert into shares of its common stock at an exercise or conversion price below NAV at the time of exercise or conversion (including through the operation of anti-dilution protections) so long as such issuance is within the 25% limitation set forth under Section 61(a) of the 1940 Act described above. The only requirement with respect to the exercise or conversion price is that it be not less than the lesser of the market value per share of the Company’s common stock and the net asset value per share of the Company’s common stock on the date of issuance.

The 1940 Act establishes a connection between common stock sale price and NAV because, when stock is issued at a price below NAV, the resulting increase in the number of outstanding shares is not accompanied by a proportionate increase in the net assets of the issuer. The Board of Directors of the Company will consider the potential dilutive effect of the issuance of warrants or securities to subscribe for or convert into shares of the Company’s common stock when considering whether to authorize any such issuance.

If this proposal is approved, no further authorization from stockholders will be solicited by the Company prior to the issuance of any warrants, options or rights to subscribe to, convert to or purchase shares of common stock.

Required Vote

Approval of this proposal requires the affirmative vote of a majority of the votes cast at the Annual Meeting in person or by proxy. Abstentions and Broker Non-Votes will not be included in determining the number of votes cast and, as a result, will have no effect on this proposal.

Unless marked to the contrary, the shares represented by the enclosed proxy card will be voted for the proposal to authorize the Company to issue warrants, options or rights to subscribe to, convert to, or purchase the Company’s common stock in one or more offerings.

•

20% of the amount of the Company’s Pre-Incentive Fee Net Investment Income, if any, that exceeds one-fourth of the annual hurdle rate in any calendar quarter (currently 1.7525% for the 2011 calendar year) is and will be payable to TICC Management (i.e., once the hurdle rate is reached, 20% of all Pre-Incentive Fee Net Investment Income thereafter is and will be allocated to TICC Management).

For example, for the quarter ended December 31, 2010, pre-incentive fee net investment income of $7,080,440 exceeded the hurdle of $4,811,598 (based upon net assets of $250,278,154 at September 30, 2010 and the quarterly hurdle rate of 1.9225%). The incentive fee rate of 20% resulted in an incentive fee of $453,768 for the quarter. TICC Management unilaterally determined to waive $50,000 of the incentive fee for the quarter ended December 31, 2010, resulting in an incentive fee of $403,768.

The second part of the incentive fee is and will be determined and payable in arrears as of the end of each calendar year (or upon termination of the Advisory Agreements, as of the termination date), and equals 20% of the Company’s “Incentive Fee Capital Gains,” which consist of the Company’s realized capital gains for each calendar year, computed net of all realized capital losses and unrealized capital depreciation for that calendar year. For accounting purposes only, in order to reflect the theoretical capital gains incentive fee that would be payable for a given period as if all unrealized gains were realized, the Company will accrue a capital gains incentive fee based upon realized capital gains and losses during the current calendar year through the end of the period, plus any unrealized capital appreciation and depreciation as of the end of the period. It should be noted that a fee so calculated and accrued would not necessarily be payable under the Advisory Agreements, and may never be paid based upon the computation of capital gains incentive fees in subsequent periods. Amounts paid under the Advisory Agreements will be consistent with the formula reflected in the Advisory Agreements.

Expenses. Under the Advisory Agreements, all personnel of TICC Management, when and to the extent engaged in providing investment advisory services, and the compensation and expenses of such personnel allocable to such services, will be provided and paid for by TICC Management or by BDC Partners, as managing member of TICC Management, and not by the Company. The Company is and will be responsible for all other costs and expenses of its operations and transactions, including (without limitation) those relating to: organization and offering; calculating the Company’s net asset value; effecting sales and repurchases of shares of the Company’s common stock and other securities; investment advisory fees; fees payable to third parties relating to, or associated with, making investments (in each case subject to approval of the Company’s Board); transfer agent and custodial fees; federal and state registration fees; all costs of registration and listing the Company’s shares on any securities exchange; federal, state and local taxes; Disinterested Directors’ fees and expenses; costs of proxy statements, stockholders’ reports and notices; fidelity bond, directors and officers/errors and omissions liability insurance, and any other insurance premiums; direct costs such as printing, mailing, long distance telephone, staff, independent auditors and outside legal costs; and all other expenses incurred by the Company or BDC Partners in connection with administering the Company’s business, including payments under the Administration Agreement based upon the Company’s allocable portion of BDC Partners’ overhead in performing its obligations under the Administration Agreement, including a portion of the rent and the compensation of the Company’s Chief Financial Officer, Chief Compliance Officer, Controller and other administrative support personnel.

Term, Continuance and Termination. The Advisory Agreements provide that the Advisory Agreements will remain in force for two years from the date on which they first become effective, and thereafter from year to year, subject to approval by the Board or a vote of a majority of the outstanding voting securities of the Company and by approval of a majority of the Disinterested Directors. The Advisory Agreements may be terminated at any time, without the payment of any penalty, by the action of the Board or by a vote of a majority of the Company’s outstanding voting securities, on 60 days’ written notice to TICC Management, or by TICC Management at any time, without the payment of any penalty, on 60 days’ written notice to the Company.

Board of Directors Consideration of the New Advisory Agreement

At an in-person meeting of our Board of Directors held on April 26, 2011, our Board of Directors considered the approval of the New Advisory Agreement. Since the New Advisory Agreement is identical to the Current Advisory Agreement except for the date of execution, our Board of Directors believes that the terms and conditions of the New Advisory Agreement are fair to, and in the best interests of, the Company and its stockholders. Our Board of Directors also believes that there will be no change in the services provided by TICC Management to the Company, including the investment process, operations or investment advisory services to the Company under the New Advisory Agreement. Additionally, our Board of Directors determined that there would be no diminution in the scope and quality of advisory services provided to the Company as a result of the Proposed Transaction. In reaching a decision to approve the New Advisory Agreement, our Board of Directors considered, among other things:

•	the nature, quality and extent of the advisory and other services to be provided to the Company by TICC Management;

•	the investment performance of the Company and TICC Management;

•	the costs of the services to be provided by TICC Management and the profits to be realized by TICC Management and its affiliates from its relationship with the Company;

•

the extent to which economies of scale would be realized as the Company grows, and whether the fees payable under the New Advisory Agreement reflect these economies of scale for the benefit of the Company’s shareholders, compared against TICC Management’s need to retain additional advisory personnel and commit further resources to its management of the Company’s portfolio as the portfolio continues to grow, in view of the nature of the private debt and equity investments the Company generally targets;

•	comparative data with respect to advisory fees or similar expenses paid by other business development companies with similar investment objectives;

•	the Company’s historical and projected operating expenses and expense ratio compared to business development companies with similar investment objectives;

•

any existing and potential sources of indirect income to TICC Management or BDC Partners from their relationships with the Company and the profitability of those relationships, including through the New Advisory Agreement and the Administration Agreement;

•	information about the services to be performed and the personnel performing such services under the New Advisory Agreement;

•	the organizational capability and financial condition of TICC Management and its affiliates;

•

TICC Management’s practices regarding the selection and compensation of brokers that may execute the Company’s portfolio transactions and the brokers’ provision of brokerage and research services to TICC Management; and

•	the possibility of obtaining similar services from other third party service providers or through an internally managed structure.

Based on the information reviewed and the discussions, our Board of Directors, including a majority of the Disinterested Directors, concluded that fees payable to TICC Management pursuant to the New Advisory Agreement were reasonable in relation to the services to be provided, approved the New Advisory Agreement as being in the best interests of the Company and its stockholders and directed that the New Advisory Agreement be submitted to the Company’s stockholders for approval with the Board of Directors’ recommendation that stockholders vote for the approval of the New Advisory Agreement. Our Board of Directors did not assign relative weights to the above factors or the other factors considered by it. In addition, our Board of Directors did not reach any specific conclusion on each factor considered, but conducted an overall analysis of these factors. Individual members of our Board of Directors may have given different weights to different factors.

Required Vote

Approval of this proposal requires the affirmative vote of 67 percent or more of the voting securities present at the Annual Meeting, if the holders of more than 50 percent of the outstanding voting securities of the Company are present or represented by proxy, or the affirmative vote of more than 50 percent of the outstanding voting securities of the Company, whichever is less. Broker non-votes (i.e., proxies from brokers or nominees indicating that they have not received instructions from the beneficial owners on an item for which the brokers or nominees do not have discretionary power to vote) and abstentions will have the effect of a vote against this proposal.

Unless marked to the contrary, the shares represented by the enclosed proxy card will be voted for the proposal to approve the New Advisory Agreement by and between the Company and TICC Management, on terms identical to the Current Advisory Agreement, except for the date of execution, under which TICC Management will continue to act as investment adviser to the Company.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” THE PROPOSAL TO APPROVE A NEW INVESTMENT ADVISORY AGREEMENT BY AND BETWEEN THE COMPANY AND TICC MANAGEMENT, ON TERMS IDENTICAL TO THE CURRENT INVESTMENT ADVISORY AGREEMENT, EXCEPT FOR THE DATE OF EXECUTION, UNDER WHICH TICC MANAGEMENT WILL CONTINUE TO ACT AS INVESTMENT ADVISER TO THE COMPANY.

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